FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2003

EXHIBIT 11.01

COMPUTATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Three Months Ended March 31,

	2003	2002

Earnings:
Net (loss) income available to common stock	$(7,128)	$499

Shares:
Weighted average common shares outstanding	27,911	27,857
Dilutive effect of stock options	—	31

Average diluted shares outstanding and equivalents	27,911	27,888
Basic earnings per common share:
Net (loss) income	$(0.26)	$0.02

Diluted earnings per common share:
Net (loss) income	$(0.26)	$0.02

45